Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

Name: Arie Mientkavich

ID Number: 000129320

Type of Holder: Deputy Chairman

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260504

Name and Type of Security: Unregistered Options

Type of Change: Conversion of Options

Date of Change: April 30, 2014

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 100,000 Options

Holding Percentage of this type of Securities on the last report: 100%

Change in number of Securities: -100,000 Options

Current Balance: 0 Options

Current Holding Percentage of this type of Securities: 0

Current Holding Percentage of Share Capital and Voting Rights: 0.06%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.17%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: April 30, 2014

Conversion Price: NIS 45.13 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 55,675 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.03%

Change in number of Securities: 57,544 Ordinary Shares

Current Balance: 113,219 Ordinary Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.06%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.17%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: April 30, 2014

Sale Price: NIS 44.82 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 113,219 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.06%

Change in number of Securities: -10,500 Ordinary Shares

Current Balance: 102,719 Ordinary Shares

Current Holding Percentage of Capital and Voting Rights: 0.06%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.17%

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.